

Mail Stop 3561

December 31, 2007

Mr. John D. Thomas
Chief Executive Officer and Chief Financial Officer
Sportsnuts, Inc.
10757 South River Front Parkway
Suite 125
South Jordan, Utah 84095

> **Re:** **Sportsnuts, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-QSB for the Quarterly Period Ended September 30, 2007**
> **Filed November 13, 2007**
> **File No. 333-14477**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements, page 16

Notes to Consolidated Financial Statements, page 23

Note 1 – Organization and Significant Accounting Policies, page 23

h. Advertising, page 24

1.   Please disclose the total amount charged to advertising expense for each period an income statement is presented. Refer to paragraph 49(c) of SOP 97-3.

n. Gain on Settlement of Debt, page 26

2.   We note your write-off of certain old accounts and notes payable pursuant to a legal opinion from your attorney and CEO. Please tell us how your accounting treatment complies with paragraph 16 of SFAS 140 which allows for derecognition of liabilities only through legal release, judicially or by your creditors. Please advise or revise.

Note 9 – Segment Information, page 31

3.   Please provide financial information for your reportable segments for each period an income statement is presented. Refer to paragraph 25 of SFAS 131.

Principal Accountant Fees and Services, page 38

4.   Please tell us why there were no fees billed to you for professional audit services by Bouwhuis, Morrill & Company, LLC during 2006.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.   Please file an amendment to your Form 10-KSB for the year ended December 31, 2006 to include a revised Section 302 certification with wording exactly as set forth in Item 601(b)(31) of Regulation S-B and filed as Exhibit 31. This comment also applies to your Form 10-QSB for the quarterly period ended September 30, 2007.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.   Please file a revised certification including the proper date and filed as Exhibit 32. Refer to Item 601(b)(32) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended September 30, 2007

Financial Statements

7.   We note you spun-off your wholly owned subsidiary, Secure Networks, Inc. on March 1, 2007 by distributing its shares on a pro rata basis to your shareholders. Please tell us in detail how you accounted for this transaction and your basis in GAAP for your accounting. You may want to provide journal entries to facilitate the review. Please also provide us a condensed balance sheet of Secure Networks as of the spin-off date. Also, since Secure Networks, Inc. appears to be a component of your business as defined in paragraph 41 of SFAS 144, it appears this spin-off should be reported as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144, including your previously recognized goodwill impairment. Please revise your financial statements or tell us why a revision is unnecessary.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief